# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alignment Healthcare, Inc., CIK 0001832466
CUSIP: 01625V104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1100 W. Town and Country Road, Suite 1600, Orange, California (CA), 92868
Date of event which requires filing of this statement: 09/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001441449

## Reporting persons
- Qatar Investment Authority: type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); sole voting power 13,246,096; shared voting power 0; sole dispositive power 13,246,096; shared dispositive power 0; aggregate amount beneficially owned 13,246,096 (6.69% of the class)
  Comment: (1) Calculated based on 198,031,417 shares of common stock, $0.001 par value per share, outstanding as of July 25, 2025, as reported by Alignment Healthcare, Inc. in its Form 10-Q filed with the Securities and Exchange Commission on July 30, 2025.
- Q Healthcare Holding LLC: type of reporting person: investment company (IV); citizenship or place of organization: Qatar (S3); sole voting power 13,246,096; shared voting power 0; sole dispositive power 13,246,096; shared dispositive power 0; aggregate amount beneficially owned 13,246,096 (6.69% of the class)

## Item 1. Issuer
Name of issuer: Alignment Healthcare, Inc.
Address of issuer's principal executive offices: 1100 W. Town and Country Road, Suite 1600, Orange, CA 92868

## Item 2. Person Filing
Name of person filing:
Qatar Investment Authority / Q Healthcare Holding LLC

Qatar Investment Authority ("QIA") is the sole member of Q Healthcare Holding LLC ("Q Healthcare"). Q Healthcare directly holds 13,246,096 shares of common stock of the Issuer. Each of QIA and Q Healthcare may be deemed to beneficially own the shares of common stock of the Issuer beneficially owned by them directly or indirectly controlled by it, but each disclaims beneficial ownership of such securities, except to the extent of such holder's pecuniary interest therein.
Address of principal business office or, if none, residence: QIA - Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar / Q Healthcare - Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar
Citizenship: QIA - Qatar / Q Healthcare - Qatar

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each of QIA and Q Healthcare may be deemed to beneficially own 13,246,096 shares.
Percent of class: The number of Shares that each of QIA and Q Healthcare may be deemed to beneficially own constitutes 6.69% of the Shares outstanding.
Sole power to vote or to direct the vote: Each of QIA and Q Healthcare: 13,246,096
Shared power to vote or to direct the vote: Each of QIA and Q Healthcare: 0
Sole power to dispose or to direct the disposition: Each of QIA and Q Healthcare: 13,246,096
Shared power to dispose or to direct the disposition: Each of QIA and Q Healthcare: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement, dated September 24, 2025

## Signatures
- Qatar Investment Authority: /s/ Mohammed Fahad Al Khulaifi, Mohammed Fahad Al Khulaifi, Head of Compliance (09/24/2025)
- Q Healthcare Holding LLC: /s/ Mohammed Fahad Al Khulaifi, Mohammed Fahad Al Khulaifi, Head of Compliance (09/24/2025)